UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: March 12, 2025	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press Release dated March 12, 2025 - Transformational U.S. Uranium Transaction Snow Lake Energy Acquires the Advanced Pine Ridge Uranium Project in Wyoming Through a Strategic Partnership with Global Uranium and Enrichment Limited